

August 19, 2010

MardiLyn Saathoff
Chief Governance Officer, Deputy General Counsel & Corporate Secretary
Northwest Natural Gas Company
220 N.W. Second Avenue
Portland, Oregon 97209

> **Re:** **Northwest Natural Gas Company**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 19, 2010**
> **File No. 001-15973**

Dear Ms. Saathoff:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director